UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Simon Thorpe, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. +971 2 4150000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abu Dhabi Investment Authority
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,702,311
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 350,000
	10.	SHARED DISPOSITIVE POWER 36,064,510

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,766,821
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO2

1 Based on 911,180,341 shares of common stock of General Growth Properties, Inc. (the “Company”) outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2013, and 6,343,436 shares of common stock of the Company underlying 5,549,327 warrants to purchase shares of common stock of the Company directly held by Revere Holdings Limited.

2 Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“Government”). ADIA is wholly owned and subject to supervision by the Government and has an independent legal identity with full capacity to act in fulfilling its statutory mandates and objectives.

CUSIP No. 370023103	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Revere Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,064,510
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,064,510
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%[3]
14.	TYPE OF REPORTING PERSON (see instructions) CO

3 Based on 911,180,341 shares of common stock of the Company outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and 6,343,436 shares of common stock of the Company underlying 5,549,327 warrants to purchase shares of common stock of the Company directly held by Revere Holdings Limited.

CUSIP No. 370023103	13D	Page 4 of 8 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Abu Dhabi Investment Authority (“ADIA”) and its wholly owned subsidiary Revere Holdings Limited (“Revere”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of General Growth Properties, Inc. (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

This Amendment amends and restates the second paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“On November 1, 2013, Revere received an aggregate of 12,032,466 shares of Common Stock and Warrants to acquire 3,293,816 shares of Common Stock (collectively, the “Revere Liquidation Shares”) pursuant to the Consortium Liquidity Transactions. In addition, on November 1, 2013, an aggregate of 17,688,608 shares of Common Stock and Warrants to acquire 3,049,620 shares of Common Stock (collectively, with the Revere Liquidation Shares, the “Revere Shares”) received by certain Investment Vehicles pursuant to the Consortium Liquidity Transactions were sold by such Investment Vehicles to Revere for cash.”

This Amendment amends and restates the fourth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“Pursuant to the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Company (the “Warrant Agreement”), each Warrant initially entitled the holder to purchase one share of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the Warrant Agreement. The 5,549,327 Warrants reported herein currently entitle Revere to purchase 6,343,436 shares of Common Stock at an exercise price of $9.4061 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants continue to be subject to adjustments in connection with dividends and certain other events as provided in the Warrant Agreement. Each Warrant has a term of seven years from the date of issuance.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) -(b)    Except as provided below, the following disclosure assumes that there are a total of 917,523,777 shares of Common Stock outstanding, which is the sum of (i) 911,180,341 shares of Common Stock outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and (ii) 6,343,436 shares of Common Stock issuable to Revere upon exercise of the Warrants held by Revere.

As a result of the transactions described in Item 4, Revere acquired 29,721,074 shares of Common Stock and 5,549,327 Warrants representing the right to acquire 6,343,436 shares of Common Stock (collectively, the “Revere Shares”). Pursuant to Rule 13d-3 of the Act, Revere may be deemed to share dispositive power over and therefore beneficial ownership of the Revere Shares. ADIA, by reason of its ownership of Revere and pursuant to Rule 13d-3 of the Act, may also be deemed to share dispositive power over and therefore beneficial ownership of the Revere Shares. Each of the Reporting Persons expressly disclaims any voting power over the Revere Shares.

In addition, ADIA has sole beneficial ownership over 350,000 shares of Common Stock (the “ADIA Shares”) and, pursuant to Rule 13d-3 of the Act, ADIA may be deemed to have sole voting power over an aggregate of 2,352,311 additional shares of Common Stock that have been purchased for the account of ADIA by various external investment managers unaffiliated with Brookfield (collectively, the “Managed Shares”). Such investment managers have sole dispositive power over the Managed Shares. Each of the Reporting Persons expressly disclaims any dispositive power over the Managed Shares. Therefore, ADIA has shared beneficial ownership of the Managed Shares, and, because Revere and ADIA may be deemed a “group” (within the meaning of Rule 13d-5(b) under the Act), Revere may also be deemed to have beneficial ownership of the Managed Shares and the ADIA Shares. Revere expressly disclaims beneficial ownership of the Managed Shares and the ADIA Shares.

By virtue of the Investment Management Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b) under the Act) with Brookfield and each person or entity that is listed as a reporting person on Amendment No. 11 to Schedule 13D filed by Brookfield on November 14, 2013 (the “Brookfield 13D”) and any future amendments thereto, and any other persons or entity that is otherwise a member of a group that

CUSIP No. 370023103	13D	Page 5 of 8 Pages

includes Brookfield (all such persons or entities, together with Brookfield, the “Brookfield Stockholders”). If the Reporting Persons are deemed part of such a group with the Brookfield Stockholders, each of the Reporting Persons would be deemed to beneficially own the shares of Common Stock beneficially owned by the Brookfield Stockholders and, as a result, the Reporting Persons (as well as the Brookfield Stockholders) would be deemed to beneficially own, in the aggregate, 398,265,425 shares of Common Stock based on the Brookfield 13D and additional information provided by Brookfield and the Issuer (which includes 84,507,750 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 40% of the outstanding Common Stock. Each of the Reporting Persons expressly disclaims that they are a member of a group with any of the Brookfield Stockholders and disclaims beneficial ownership of those shares of Common Stock held by any Brookfield Stockholder. The calculation of the percentage used in this paragraph is based on the sum of (i) 911,180,341 shares of Common Stock outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and (ii) 84,507,750 shares of Common Stock issuable upon exercise of the Warrants.

To the best knowledge of the Reporting Persons, none of the Scheduled Persons owns any shares of Common Stock.

(c)	Except as disclosed in this Schedule 13D, including Schedule 3 to this Schedule 13D, neither of the Reporting Persons and, to the best of their knowledge, none of the Scheduled Persons has effected any transaction in the Common Stock during the past 60 days.
(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.”

CUSIP No. 370023103	13D	Page6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013

ABU DHABI INVESTMENT AUTHORITY

/s/ Helal Al Mazrouei By: Helal Al Mazrouei Title: Authorized Signatory

/s/ Khaled Al Khoori By: Khaled Al Khoori Title: Authorized Signatory

REVERE HOLDINGS LIMITED

/s/ Helal Al Mazrouei By: Helal Al Mazrouei Title: Authorized Signatory
/s/ Thomas Arnold By: Thomas Arnold Title: Authorized Signatory

CUSIP No. 370023103	13D	Page7 of 8 Pages

SCHEDULE 3

Schedule 3 sets forth all transactions in the Common Stock effected by certain investment managers for the account of ADIA within the 60-day period ending December 11, 2013.

Date (MM/DD/YY)	Transaction Type	Price	Number of Shares
12/9/2013	Buy	21.17	2,568,934

CUSIP No. 370023103	13D	Page8 of 8 Pages

INDEX TO EXHIBITS

Exhibit 1	The Joint Filing Agreement, dated November 12, 2013, between the Abu Dhabi Investment Authority and Revere Holdings Limited (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Abu Dhabi Investment Authority and Revere Holdings Limited on November 12, 2013).
Exhibit 2	The Investment Management Agreement, dated October 31, 2013, between Revere and Brookfield Asset Management Private Institutional Capital Adviser US, LLC (incorporated herein by reference to Exhibit 32 to Amendment No. 10 to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its affiliates, on November 5, 2013).
Exhibit 3	Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).